QuickLinks -- Click here to rapidly navigate through this document

Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

To the Management Board of
Messer Griesheim GmbH:

    We consent to the use of our report included herein and to the references to our firm under the headings "Selected Historical Financial Data" and "Experts" in the prospectus. Our report dated June 27, 2001 is based on our audit and the report of other auditors related to Singapore Syngas Pte Ltd, a 50% owned equity method investee, whose report includes an explanatory paragraph regarding substantial doubt about Singapore Syngas Pte Ltd's ability to continue as a going concern. Our opinion, insofar as it relates to the amounts included for Singapore Syngas Pte Ltd, is based solely on the report of the other auditors.

Frankfurt am Main, Germany November 6, 2001
/s/ KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

QuickLinks

CONSENT OF INDEPENDENT AUDITORS